Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form F-3 /A No. 333-146540 and in the related Prospectus and Form F-3 No. 333-139204) of DryShips Inc. of our reports dated 7 April 2010, with respect to the consolidated financial statements of Ocean Rig UDW Inc. as of 31 December 2009 and for the year ended 31 December 2009, and the effectiveness of internal control over financial reporting of Ocean Rig UDW Inc., included in this Annual Report (Form 20-F) of DryShips Inc. for the year ended 31 December 2009.

We also consent to the incorporation by reference therein of our report dated 27 March 2009, with respect to the consolidated financial statements of Ocean Rig ASA as of 31 December 2008 and for the period 15 May 2008 to 31 December 2008, included in this Annual Report (Form 20-F) of DryShips Inc. for the year ended 31 December 2009.

/s/ Ernst & Young AS

Stavanger, Norway

9 April 2010